Exhibit 99.1

Evogene Appoints Eyal Leibovitz as Chief Financial Officer

Rehovot, Israel – December 22, 2015 – Evogene Ltd. (NYSE; TASE: EVGN), a leading company for the improvement of crop productivity and economics for the food, feed and fuel industries, today announced  the appointment of Eyal Leibovitz as Chief Financial Officer. Mr. Leibovitz is joining the Company effective January 1, 2016 and will replace Sigal Fattal who has been with the Company since June 2012 and will remain until January 31, 2016 to ensure a smooth transition. Ms. Fattal will continue to support the Company after her departure and until April 2016. Mr. Leibovitz will report to Ofer Haviv, Evogene’s President and Chief Executive Officer, and will have executive responsibility for all corporate functions of the company.

Mr. Leibovitz brings with him an extensive background in senior management, finance, investor relations, M&A and business development in international companies headquartered in both Israel and the United States. In his last role he served as CFO and member of the executive committee of N-trig Ltd., an electronic inking company. Prior to this, from 2007 to 2011 Mr. Leibovitz served as the CFO of Kamada Ltd. (NASDAQ & TASE: KMDA). From 2002 to 2007 Mr. Leibovitz served as the International controller of Harmonic Inc. (NASDAQ:HLIT), headquartered in California and operating in the digital video space. Mr. Leibovitz holds a BBA degree from the City University of New York.

“Eyal has an impressive track record as a CFO in both private and public companies. In his prior roles, Eyal has proven himself a key member of executive management teams with direct responsibility for finance, M&A and business development. This record clearly demonstrates the skills and experience necessary to help guide our Company’s growth and continued diversification.  In addition, a key objective for Eyal will be to increase the awareness in the US financial market of Evogene’s unique capabilities in providing next generation products for the enhancement of agriculture and of our rapidly growing presence in multiple key market areas." said Ofer Haviv, Evogene's President and CEO.  “We welcome Eyal and look forward to his contribution to our senior management team."

Mr. Haviv continued: "I would like to thank Sigal Fattal who is leaving Evogene after more than 3.5 years for her significant contributions to the Company during a period of rapid change and growth.  Among her many accomplishments, Sigal led Evogene’s US IPO and built a strong financial and international corporate foundation that leaves us well-positioned for the future. I am confident that she will continue her record of success in her future endeavors. "

About Evogene Ltd.:
Evogene (NYSE, TASE: EVGN) is a leading company for the improvement of crop productivity and economics for the food, feed and fuel industries. The Company has strategic collaborations with world-leading agricultural companies to develop improved seed traits in relation to yield and a-biotic stress (such as tolerance to drought), and biotic stress (such as resistance to disease and nematodes), in key crops as corn, soybean, wheat and rice, and is also focused on the research and development of new products for crop protection (such as weed control). In addition, the Company has a wholly-owned subsidiary, Evofuel, developing seeds for second generation feedstock for biodiesel. For more information, please visit www.evogene.com.

This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as "may",  “expects”, "intends", “anticipates”, “plans”, “believes”, “scheduled”, “estimates” or words of similar meaning. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which beyond Evogene's control, including, without limitation, those risk factors contained in Evogene’s reports filed with the appropriate securities authority. Evogene disclaims any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Evogene	Evogene
Company contact	IR advisory- PCG
Ayelet Shaked	Vivian Cervantes
IR and PR manager	Investor Relations
(Israel)	(USA)
Tel. +972 52 686 3336	+1-212-554-5482
Ayelet.Shaked@evogene.com	vivian@pcgadvisory.com